Exhibit 1

                                 PERDIGAO S. A.
                           CNPJ-MF 01.838.723/0001-27
                                 Public Company

We inform as follows the resolutions adopted on the Extraordinary General Shareholder's Meeting on December 17, 2002:

1. Approval of the right of inclusion of the preferred shares in the Public Offering for the sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share with voting rights that integrates the controlling block of shares, as provided in Article 254-A, of Law 6404/76. The shareholders Bradesco Templeton and Investidor Profissional caused to be registered their appraisal for the Company because of this measure, which represents a step forward in the transparency and a landmark in the corporate governance policy.

2. Approval of the Amendment of Article 10 (caput - Board of Directors) to delete the expression: "resident in the country".

3. Approval of the Amendment of Article 11 - item 11 changing its wording to read as follows: "Propose to the General Meeting the issuance of new shares, above the authorized capital stock limit".

4.   Approval of the Amendment of Article 23 - item 2, to delete the expression:
     "and/or payment of interest on capital as provided in Law 9249/95".

5. Articles 5 -Paragraph 1; 10; 11 - item 11 and 23 - item 2 shall become effective with the following wording:

     "ARTICLE. 5 - Paragraph One - Preferred rights consist of: a) inclusion of the preferred shares in the Public Offering for the sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share with voting rights that integrates the controlling block of shares, as provided in Article 254-A, of Law 6404/76; b) priority in the receipt of a cumulative fixed dividend equivalent to one thousandth of Brazilian real (R$ 0,001) for each lot of one thousand (1,000) shares, participating in the profits distribution in equal conditions with the commom shares, after the later have been assured a dividend equal to the minimum dividend required by law; c) reimbursement of the capital in the event of the Company liquidation, according to the resolution of the General Meeting"; "ARTICLE 10 - (caput) The Board of Directors is formed by seven full members and an equal number of substitutes, who must be shareholders of the Company, elected by the General Meeting for 2-year terms, reelection being permitted;" "ARTICLE 11
     - item 11 - Propose to the General Meeting the issuance of new shares, above the limit of the authorized capital stock limit; " "ARTICLE 23 - item 2 - twenty-five percent (25%) as minimum mandatory dividend, adjusted according to Article 202 of Law 6404/76, to be distributed to all of the Company's shares, of any kind or class."

     Perdigao S.A.
     Wang Wei Chang/Chief Financial Officer